UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (Filer): The Toronto-Dominion Bank

B.	This is (select one):
☒ an original filing for the Filer
☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:
Name of registrant: The Toronto-Dominion Bank
Form type: Registration Statement on Form S-8
File Number (if known):
Filed by: The Toronto-Dominion Bank
Date Filed (if filed concurrently, so indicate): Concurrently

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at P.O. Box 1, Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario M5K 1A2 (Canada) (Telephone (416) 982-8222)

E.	The Filer designates and appoints Brendan O'Halloran (“Agent”) located at The Toronto-Dominion Bank, New York Branch, 31 West 52nd Street, New York, NY 10019-6101 (Telephone (212) 468-0610) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form S-8 filed on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 31st day of March, 2008.

Filer: THE TORONTO DOMINION BANK By: /s/ Christopher A. Montague Name: Christopher A. Montague Title: Executive Vice President and General Counsel

This statement has been signed by the following person in the capacity indicated on March 31, 2008.

BRENDAN O’HALLORAN
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

/s/ Brendan O’Halloran Name: Brendan O’Halloran Title: Senior Vice President

THE TORONTO-DOMINION BANK
CERTIFICATE

I, Christopher A. Montague, Executive Vice President and General Counsel of The Toronto-Dominion Bank (the “Bank”), do hereby certify (i) that the following resolution of the Bank, which authorizes Brendan O’Halloran, Senior Vice President of the Bank, as agent for service of process in the United States and to designate any other person to serve as such agent for service, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 31st day of March, 2008 and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED, that Brendan O’Halloran, or such other person as he or any Authorized Officer may designate, is hereby appointed as agent for service of process of the Bank in the United States under the Securities Act in connection with the Registration Statements, with all powers consequent to such appointment; and be it further”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, Province of Ontario, Country of Canada this 31st day of March, 2008.

/s/ Christopher A. Montague Name: Christopher A. Montague Title: Executive Vice President and General Counsel